Exhibit 99.1

JinkoSolar Announces First Quarter 2023 Financial Results

April 28, 2023

SHANGRAO, China, April 28, 2023 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Business Highlights

The decline in polysilicon prices stimulated module demand in the first quarter. Our quarterly module shipments increased by more than 60% year over year, of which our shipments to the Chinese market increased by more than 2 times year over year.
Our orderbook visibility for 2023 exceeds 60%, with overseas orders as the major contributor.
N-type module shipments in the first quarter were approximately 6GW; N-type modules retained a competitive premium over P-type modules.
The mass production efficiency of N-type TOPCon cells reached 25.3%.
Jinko Solar Co., Ltd. ("Jiangxi Jinko"), our majority-owned principal operating subsidiary, issued convertible bonds in the principal amount of RMB10 billion to support capacity expansion for advanced N-type.

First Quarter 2023 Operational and Financial Highlights

Quarterly shipments were 14,490 MW (13,038 MW for solar modules, and 1,452 MW for cells and wafers), down 12.8% sequentially, and up 72.7% year-over-year.
Total revenues were RMB23.33 billion (US$3.40 billion), down 22.2% sequentially and up 58.0% year-over-year.
Gross profit was RMB4.04 billion (US$588.4 million), down 4.0% sequentially and up 81.5% year-over-year.
Gross margin was 17.3%, compared with 14.0% in Q4 2022 and 15.1% in Q1 2022.
Net income attributable to JinkoSolar Holding Co., Ltd'sordinary shareholders was RMB788.7 million (US$114.8 million), compared with RMB665.0 million in Q4 2022 and RMB28.9 million in Q1 2022.
Adjusted net income attributable to JinkoSolar Holding Co., Ltd'sordinary shareholders, which excludes the impact from (i) a change in fair value of the convertible senior notes (the "Notes"), (ii) a change in fair value of long-term investment and (iii) the share based compensation expenses, was RMB836.4 million (US$121.8 million), compared with RMB267.8 million in Q4 2022 and RMB328.4 million in Q1 2022.
Basic and diluted earnings per ordinary share were RMB3.91 (US$0.57) and RMB3.74 (US$0.54), respectively. This translates into basic and diluted earnings per ADS of RMB15.62 (US$2.28) and RMB14.95 (US$2.18), respectively.

Mr. Xiande Li, JinkoSolar'sChairman and Chief Executive Officer, commented, "We are pleased to deliver year-over-year improvements in module shipments, total revenues and gross margin. With polysilicon prices being volatile in the first quarter, we adjusted our supply chain strategy to effectively control costs. Meanwhile, the ratio of N-type products shipment approached nearly 50% of our total module shipments thanks to their high efficiency and our strong global marketing network, which partially contributed to the improvement in our profitability. Gross margin was 17.3%, compared with 15.1% in the first quarter of 2022. Our profitability in the first quarter remained under pressure from demurrage costs in the U.S. market. We have proactively taken measures to address this and we have seen both the efficiency of customs clearance and the size of our shipments to the US market gradually improve recently. As we continue to make effective progress, we expect our shipments to the US market to gradually increase in the coming quarters.

Growth in PV demand in the first quarter remained strong despite some seasonal factors. The Chinese market benefited from falling prices of PV and delays in PV projects from 2022. The new installations of PV reached 33.7 GWac, representing an increase of 154.8% year-over-year. As a result, the cumulative installation of PV has surpassed that of hydropower for the first time, making PV the second largest power source in China. In addition, exports of solar cells and modules from China to overseas markets remained strong in the first quarter. Total overseas shipments of modules and cells reached US$13.1 billion in the first quarter, representing an increase of 15.3% year-over-year. Since the second quarter, as pricing games between different segments along the supply chain relatively stabilized, the price of polysilicon started to decrease moderately and current module prices have been attractive enough to improve the economics of many PV projects. With more production volumes being gradually released during the year, we believe polysilicon supply shortages will ease and polysilicon price declines will release large market demand. Top manufacturers are expected to increase market share thanks to stronger supply chain management, market footprint and the power of their R&D and products. We are optimistic about global market demand and the opportunities brought by new technology in 2023. We will continue to invest in R&D and advanced N-type capacity to enhance our N-type leadership in terms of mass production capabilities, product performance, and costs. Recently, our majority-owned principal operating subsidiary, Jiangxi Jinko, successfully issued convertible bonds in the principal amount of RMB10 billion to support advanced N-type capacity expansion.

The second phase of 11 GW TOPCon cell capacity in Jianshan has reached full production and the average mass-produced efficiency of 182 mm N-type TOPCon cells reached 25.3%. We have also further improved our N-type ecological chain, constantly enhancing our all-around competitive advantages of N-type wafer-cell-module, with improving supply chain management for key and auxiliary materials, iteration of core technologies and process improvement. As our technology, product performance and costs are all improving continuously, we expect to maintain our leading position in the industry.

By the end of the first quarter, our accumulated N-type module shipments exceeded 16 GW, providing support for hundreds of projects globally in the past year. In January 2023, we launched the Second-Generation Tiger Neo panel family. The module efficiency of the upgraded Tiger Neo family of 445Wp for 54-cell, 615Wp for 72-cell, and 635Wp for 78-cell were up to 22.27%, 23.23%, and 22.72% respectively. By the end of 2023, we expect mass-produced N-type cell efficiency to reach 25.8%, which will further improve the performance of our N-type modules.

We are confident in our ability to further increase our competitiveness and profitability in the global market, with our continuously improved global industrial chain and cutting-edge N-type technology and products. By the end of 2023, we expect N-type cell capacity to account for over 70% of our solar cell capacity. We are confident we will achieve our module shipment target set at the beginning of the year, with N-type modules accounting for about 60% of total module shipments. We expect our module shipments to be in the range of 16.0 GW to 18.0 GW for the second quarter of 2023.

First Quarter 2023 Financial Results

Total Revenues

Total revenues in the first quarter of 2023 were RMB23.33 billion (US$3.40 billion), a decrease of 22.2% from RMB30.00 billion in the fourth quarter of 2022 and an increase of 58.0% from RMB14.76 billion in the first quarter of 2022. The sequential decrease was mainly attributable to a decrease in the shipment of solar modules. The year-over-year increase was mainly attributable to an increase in the shipment of solar modules due to the increasing demand of global market.

Gross Profit and Gross Margin

Gross profit in the first quarter of 2023 was RMB4.04 billion (US$588.4 million), compared with RMB4.21 billion in the fourth quarter of 2022 and RMB2.23 billion in the first quarter of 2022.

Gross margin was 17.3% in the first quarter of 2023, compared with 14.0% in the fourth quarter of 2022 and 15.1% in the first quarter of 2022. The sequential and year-over-year increases were mainly due to a decrease in the cost of polysilicon.

Income from Operations and Operating Margin

Income from operations in the first quarter of 2023 was RMB1.21 billion (US$176.4 million), compared with RMB614.4 million in the fourth quarter of 2022 and RMB40.8 million in the first quarter of 2022.

Operating profit margin was 5.2% in the first quarter of 2023, compared with 2.0% in the fourth quarter of 2022 and 0.3% in the first quarter of 2022.

Total operating expenses in the first quarter of 2023 were RMB2.83 billion (US$412.0 million), a decrease of 21.3% from RMB3.59 billion in the fourth quarter of 2022 and an increase of 29.4% from RMB2.19 billion in the first quarter of 2022. The sequential decrease was mainly due to a decrease in shipping costs for solar modules and a decrease in impairment loss on property, plant and equipment, and year-over-year increase was mainly attributable to (i) an increasing loss of disposal on property, plant and equipment and (ii) an increase in demurrage charges.

Total operating expenses accounted for 12.1% of total revenues in the first quarter of 2023, compared to 12.0% in the fourth quarter of 2022 and 14.8% in the first quarter of 2022.

Interest Expenses, Net

Net interest expenses in the first quarter of 2023 were RMB55.4 million (US$8.1 million), a decrease of 50.4% from RMB111.7 million in the fourth quarter of 2022 and a decrease of 65.8% from RMB162.2 million in the first quarter of 2022. The sequential and the year-over-year decreases were mainly due to an increase in interest income.

Subsidy Income

Subsidy income in the first quarter of 2023 was RMB264.0 million (US$38.4 million), compared with RMB94.0 million in the fourth quarter of 2022 and RMB305.3 million in the first quarter of 2022. The sequential and year-over-year changes were mainly attributable to the changes in the cash receipt of subsidies from local governments in China which are non-recurring, not refundable and with no conditions.

Exchange Gain/Loss and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange loss (including change in fair value of foreign exchange derivatives) of RMB73.7 million (US$10.7 million) in the first quarter of 2023, compared to a net exchange gain of RMB35.0 million in the fourth quarter of 2022 and a net exchange gain of RMB76.4 million in the first quarter of 2022. The sequential and year-over-year changes were mainly attributable to the exchange rate fluctuation of US dollars against RMB in the first quarter of 2023.

Change in Fair Value of Convertible Senior Notes

The Company issued US$85.0 million of 4.5% convertible senior notes due 2024 in May 2019 and has elected to measure the Notes at fair value derived by valuation model, i.e. Binomial Model.

The Company recognized a loss from a change in fair value of the Notes of RMB261.4 million (US$38.1 million) in the first quarter of 2023, compared to a gain of RMB396.8 million in the fourth quarter of 2022 and a loss of RMB104.9 million in the first quarter of 2022. The changes were primarily due to the changes in the Company's stock price in the first quarter of 2023.

Change in Fair Value of Long-term Investment

The Company invested in certain equity interests in several solar technology companies engaged in photovoltaic industry chain, which are recorded as long-term investment and reported at fair value with changes in fair value recognized in earnings. The Company recognized a gain from change in fair value of RMB440.4 million (US$64.1 million) in the first quarter of 2023, compared with a gain of RMB101.9 million in the fourth quarter of 2022.

Equity in Earnings of Affiliated Companies

The Company indirectly holds a 20% equity interest in Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and a 9% equity interest in Xinte Ltd, a domestic silicon material supplier, and both are accounted for using the equity method. The Company recorded equity in gain of affiliated companies of RMB180.0 million(US$26.2 million) in the first quarter of 2023, compared with gains of RMB148.5 million in the fourth quarter of 2022 and gains of RMB6.4 million in the first quarter of 2022. The fluctuation of equity in gain of affiliated companies primarily arose from the net gain incurred by an affiliate company.

Income Tax Expense

The Company recorded an income tax expense of RMB315.0 million (US$45.9 million) in the first quarter of 2023, compared with an income tax expense of RMB265.4 million in the fourth quarter of 2022 and an income tax expense of RMB71.0 million in the first quarter of 2022.

Non-Controlling Interests

Net income attributable to non-controlling interests amounted to RMB605.1 million (US$88.1 million) in the first quarter of 2023, compared with RMB344.7million in the fourth quarter of 2022 and RMB75.3 million in the first quarter of 2022. The sequential and year-over-year increase were mainly attributable to the increase of net income of the Company's major subsidiary,Jinko Solar Co., Ltd ("Jiangxi Jinko").

Net Income and Earnings per Share

Net income attributable to the JinkoSolar Holding Co., Ltd'sordinary shareholders was RMB788.7 million (US$114.8million) in the first quarter of 2023, compared with RMB665.0 million in the fourth quarter of 2022 and RMB28.9 million in the first quarter of 2022. Excluding the impact from (i)a change in fair value of the Notes (ii) a change in fair value of the long-term investment and (iii)the share based compensation expenses, the adjusted net income attributable to JinkoSolar Holding Co., Ltd'sordinary shareholders was RMB836.4 million (US$121.8 million), compared with RMB267.8 million in the fourth quarter of 2022 and RMB328.4 million in the first quarter of 2022.

Basic and diluted earnings per ordinary share were RMB3.91 (US$0.57) and RMB3.74 (US$0.54), respectively, in the first quarter of 2023, compared to RMB3.31 and RMB1.25, respectively, in the fourth quarter of 2022, and RMB0.15 and RMB0.15, respectively, in the first quarter of 2022. As each ADS represents four ordinary shares, this translates into basic and diluted earnings per ADS of RMB15.62 (US$2.28) and RMB14.95 (US$2.18), respectively in the first quarter of 2023; RMB13.22 and RMB5.01, respectively, in the fourth quarter of 2022; and RMB0.60 and RMB0.60, respectively, in the first quarter of 2022.

Financial Position

As of March 31, 2023, the Company had RMB10.17 billion (US$1.48 billion) in cash and cash equivalents and restricted cash, compared with RMB11.27 billion as of December 31, 2022.

As of March 31, 2023, the Company's accounts receivables due from third parties wereRMB18.04 billion (US$2.63 billion), compared with RMB16.67 billion as of December 31, 2022.

As of March 31, 2023, the Company's inventories wereRMB21.44 billion (US$3.12 billion), compared with RMB17.45 billion as of December 31, 2022.

As of March 31, 2023, the Company's total interest-bearing debts wereRMB30.02 billion (US$4.37 billion), compared with RMB27.16 billion as of December 31, 2022.

First Quarter 2023 Operational Highlights

Solar Module, Cell and Wafer Shipments

Total shipments were 14,490 MW in the first quarter of 2023, including 13,038 MW for solar module shipments and 1,452 MW for cell and wafer shipments.

Operations and Business Outlook Highlights

We are optimistic about global market demand and the opportunities brought by penetration of N-type technology. We will continue to maintain our leading position in N-type modules through technology iteration, improvement in mass production capability, and cost optimization. By the end of 2023, we expect mass-produced N-type cell efficiency to reach 25.8%, and the integrated cost of N-type modules to remain competitive with P-type modules. The proportion of N-type modules shipments of our total module shipments is expected to reach about 60% in 2023, as we expect there will be a strong demand for high-efficiency products from a growing number of markets and customers.

Second Quarter and Full Year 2023 Guidance

The Company's business outlook is based on management's current views and estimates with respect to market conditions, production capacity, the Company's order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management's views and estimates are subject to change without notice.

For the second quarter of 2023, the Company expects its module shipments to be in the range of 16.0 GW to 18.0 GW.

For full year 2023, the Company estimates its module shipments to be in the range of 60.0 GW to 70.0 GW.

Solar Products Production Capacity

JinkoSolar expects its annual production capacity for mono wafer, solar cell and solar module to reach 75.0 GW, 75.0 GW and 90.0 GW, respectively, by the end of 2023.

Recent Business Developments

In April 2023, Jiangxi Jinko announced estimates of certain preliminary unaudited financial results for the three months ended March 31, 2023.
In April 2023, Jiangxi Jinko completed the issuance of its convertible bonds in the principal amount of RMB10 billion on the Shanghai Stock Exchange'sSci-Tech Innovation Board.
In April 2023, JinkoSolar'sEAGLE Encore Residential Solar + Storage platform has been recognized by Green Builder® Media as a 2023 Sustainable Product of the Year.

Conference Call Information

JinkoSolar'smanagement will host an earnings conference call on Friday, April 28, 2023 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong the same day).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10030335-ydt6gr.html

It will automatically direct you to the registration page of "JinkoSolar First Quarter 2023 Earnings Conference Call", where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, May 5, 2023. The dial-in details for the replay are as follows:

International: +61 7 3107 6325

U.S.:            +1 855 883 1031

Passcode:      10030335

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar'swebsite at http://www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had 14 productions facilities globally, 24 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, the United Arab Emirates, Denmark, Indonesia, Nigeria and Saudi Arabia, and global sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of March 31, 2023.

To find out more, please see: www.jinkosolar.com

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2023, which was RMB6.8676 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar'sfilings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended
	Mar 31, 2022	Dec 31, 2022	Mar 31, 2023
	RMB'000	RMB'000	RMB'000	USD'000
Revenues from third parties	14,727,499	29,917,921	23,249,809	3,385,434
Revenues from related parties	37,285	84,133	79,253	11,540
Total revenues	14,764,784	30,002,054	23,329,062	3,396,974
Cost of revenues	(12,538,177)	(25,793,793)	(19,288,045)	(2,808,557)
Gross profit	2,226,607	4,208,261	4,041,017	588,417
Operating expenses:
Selling and marketing	(1,384,467)	(2,254,369)	(1,556,301)	(226,615)
General and administrative	(656,413)	(896,601)	(1,084,408)	(157,902)
Research and development	(144,975)	(228,399)	(188,556)	(27,456)
Impairment of long-lived assets	-	(214,473)	-	-
Total operating expenses	(2,185,855)	(3,593,842)	(2,829,265)	(411,973)
Income from operations	40,752	614,419	1,211,752	176,444
Interest expenses, net	(162,198)	(111,716)	(55,392)	(8,066)
Subsidy income	305,296	94,048	264,042	38,447
Exchange (loss)/gain	6,383	(20,173)	(129,047)	(18,791)
Change in fair value of foreign exchange derivatives	70,047	55,182	55,338	8,058
Change in fair value of Long-term Investment	-	101,871	440,424	64,131
Change in fair value of convertible senior notes	(104,936)	396,794	(261,435)	(38,068)
Other income/(loss), net	13,504	(3,786)	3,124	455
Income before income taxes	168,848	1,126,639	1,528,806	222,610
Income tax expenses	(71,021)	(265,392)	(315,004)	(45,868)
Equity in earnings of affiliated companies	6,446	148,475	179,955	26,203
Net income	104,273	1,009,722	1,393,757	202,945
Less: Net income attributable to non-controlling interests	(75,336)	(344,701)	(605,107)	(88,110)
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	28,937	665,021	788,650	114,835

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	0.15	3.31	3.91	0.57
Diluted	0.15	1.25	3.74	0.54

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	0.60	13.22	15.62	2.28
Diluted	0.60	5.01	14.95	2.18

Weighted average ordinary shares outstanding:
Basic	192,314,636	201,189,189	201,919,745	201,919,745
Diluted	192,578,950	219,240,028	210,954,844	210,954,844

Weighted average ADS outstanding:
Basic	48,078,659	50,297,297	50,479,936	50,479,936
Diluted	48,144,737	54,810,007	52,738,711	52,738,711

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	104,273	1,009,722	1,393,757	202,945
Other comprehensive income/(loss):
-Unrealized loss on available-for-sale securities	-	(665)	(1,031)	(150)
-Foreign currency translation adjustments	(30,526)	33,930	(57,972)	(8,441)
-Change in the instrument-specific credit risk	37,559	(6,265)	45,218	6,584
Comprehensive income	111,306	1,036,722	1,379,972	200,939
Less: Comprehensive income attributable to non-controlling interests	(75,336)	(328,095)	(586,223)	(85,361)
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	35,970	708,627	793,750	115,578

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	Dec 31, 2022	Mar 31, 2023
	RMB'000	RMB'000	USD'000
ASSETS
Current assets:
Cash and cash equivalents	10,243,500	8,718,953	1,269,578
Restricted cash	1,027,454	1,447,336	210,748
Restricted short-term investments	8,945,271	7,041,941	1,025,386
Short-term investments	-	51,395	7,484
Accounts receivable, net - related parties	139,714	53,578	7,802
Accounts receivable, net - third parties	16,674,876	18,035,243	2,626,135
Notes receivable, net - related parties	282,824	82,122	11,958
Notes receivable, net - third parties	6,697,096	5,654,656	823,382
Advances to suppliers, net - related parties	56,860	8,525	1,241
Advances to suppliers, net - third parties	3,271,284	4,208,372	612,786
Inventories, net	17,450,284	21,441,245	3,122,087
Forward contract receivables	119,625	68,157	9,924
Prepayments and other current assets, net - related parties	23,105	17,720	2,580
Prepayments and other current assets, net	3,290,902	3,421,419	498,197
Available-for-sale securities	104,499	104,824	15,264
Total current assets	68,327,294	70,355,486	10,244,552

Non-current assets:
Restricted cash	1,378,680	1,765,408	257,063
Long-term investments	1,711,072	2,540,679	369,952
Property, plant and equipment, net	32,290,088	33,599,041	4,892,399
Land use rights, net	1,431,424	1,472,048	214,347
Intangible assets, net	79,600	82,407	11,999
Financing lease right-of-use assets, net	558,407	518,319	75,473
Operating lease right-of-use assets, net	396,966	430,266	62,652
Deferred tax assets	704,244	704,244	102,546
Advances to suppliers to be utilised beyond one year	310,375	292,032	42,523
Other assets, net - related parties	52,363	52,099	7,586
Other assets, net - third parties	1,421,669	1,719,382	250,361
Total non-current assets	40,334,888	43,175,925	6,286,901

Total assets	108,662,182	113,531,411	16,531,453

LIABILITIES
Current liabilities:
Accounts payable - third parties	10,378,076	12,650,206	1,842,013
Notes payable - related parties	419,500	547,237	79,684
Notes payable - third parties	20,204,323	18,070,852	2,631,320
Accrued payroll and welfare expenses	2,035,931	1,876,421	273,228
Advances from related parties	3,829	-	-
Advances from third parties	9,220,267	9,015,951	1,312,824
Income tax payable	737,735	503,815	73,361
Other payables and accruals	9,214,384	9,555,170	1,391,338
Other payables due to related parties	5,964	10,637	1,549
Forward contract payables	63,137	23,638	3,442
Financing lease liabilities - current	168,381	135,830	19,778
Operating lease liabilities - current	65,489	73,173	10,655
Short-term borrowings from third parties, including current portion of long-term bank borrowings	12,419,170	13,793,991	2,008,561
Total current liabilities	64,936,186	66,256,921	9,647,753
Non-current liabilities:
Long-term borrowings	13,022,795	14,563,261	2,120,575
Convertible senior notes	1,070,699	1,028,682	149,788
Accrued warranty costs - non current	1,422,276	1,549,144	225,573
Financing lease liabilities	69,881	56,717	8,259
Operating lease liabilities	339,885	369,225	53,763
Deferred tax liability	194,808	221,270	32,219
Long-term Payables	601,759	608,955	88,671
Total non-current liabilities	16,722,103	18,397,254	2,678,848

Total liabilities	81,658,289	84,654,175	12,326,601
SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 204,135,029 and 204,865,585 shares issued as of December 31, 2022 and March 31, 2023, respectively)	28	28	4
Additional paid-in capital	9,912,931	10,439,981	1,520,179
Accumulated other comprehensive income	217,563	169,606	24,697
Treasury stock, at cost; 2,945,840 ordinary shares as of
December 31, 2022 and March 31, 2023	(43,170)	(43,170)	(6,286)
Accumulated retained earnings	6,249,883	7,038,533	1,024,890

Total JinkoSolar Holding Co., Ltd. shareholders' equity	16,337,235	17,604,978	2,563,484

Non-controlling interests	10,666,658	11,272,258	1,641,368

Total shareholders' equity	27,003,893	28,877,236	4,204,852

Total liabilities and shareholders' equity	108,662,182	113,531,411	16,531,453

View original content: https://www.prnewswire.com/news-releases/jinkosolar-announces-first-quarter-2023-financial-results-301810737.html SOURCE JinkoSolar Holding Co., Ltd.